INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

March 1, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901 on behalf of RNC Genter Dividend Income Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley on February 19, 2010, for the RNC Genter Dividend Income Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 83 filed concurrently with this correspondence.

Prospectus

1.	Table of Contents – Delete sentence regarding RNC Capital Management, LLC being the Advisor to the Fund. Can move to cover page, if wanted.

RESPONSE: Change updated in Registration Statement.

2.	Shareholder Fees on Page 3 – Delete footnote 1 regarding redemption fee, but move information to be within the table next to redemption fees.

RESPONSE: Change updated in Registration Statement.

3.	Principal Investment Strategies on Page 4 – Consider changing the term “large cap” with reference to $2 billion or higher capitalizations.

RESPONSE: Change updated in Registration Statement.

4.	Sector Risk on Page 4 – After determining if the Fund has any sectors with a large representation, add specific risk items for those sectors.

RESPONSE: Change updated in Registration Statement.

5.	Performance Table on Page 5 – Delete footnote regarding inception date and add in the body of the table.

RESPONSE: Change updated in Registration Statement.

6.	Performance Table on Page 5 – Delete footnote regarding index returns reflect no deduction for fees, expense or taxes and move to the body of the table.

RESPONSE: Change updated in Registration Statement.

7.	Performance Table on Page 5 – Change footnote (1) and (2) to be in the narrative as to why these are relevant to the Fund.

RESPONSE: Change updated in Registration Statement.

8.	Composite Performance on Page 9 – in the middle of page add a sentence that “The Advisor has prepared and calculated the performance in the GIPS method which differs from the SEC method.

RESPONSE: Change updated in Registration Statement.

9.	Composite Performance on Pages 9 and 10 – make sure to include consent of auditor.

RESPONSE: Audit consent is included with filing

10.	Redeeming Shares by Telephone on Page 17 – Add that wire and overnight check delivery have a charge to the Shareholder Fees on Page 3.

RESPONSE: Change updated in Registration Statement.

SAI

11.	Add Ticker Symbol to SAI cover

RESPONSE: Change updated in Registration Statement.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360